Diaspora Inc. (dba Backerkit)

(a Delaware Corporation)

Audited Financial Statements

For the fiscal years ended July 31, 2024 and July 31, 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Diaspora Inc. (dba Backerkit)

Table of Contents




Independent Auditor's Report

February 18, 2025
To: Board of Directors of Diaspora Inc. (dba Backerkit)
Re: 2024-2023 Financial Statement Audit – Diaspora Inc. (dba Backerkit)

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Diaspora Inc. (dba Backerkit), which comprise the balance sheets as of the fiscal years ended July 31, 2024 and July 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Diaspora Inc. (dba Backerkit) as of the fiscal years ended July 31, 2024 and July 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Diaspora Inc. (dba Backerkit) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Diaspora Inc. (dba Backerkit)'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:





- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Diaspora Inc. (dba Backerkit)'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Diaspora Inc. (dba Backerkit)'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 18, 2025



DIASPORA, INC. (DBA BACKERKIT)
BALANCE SHEET
As of July 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,648,273	$ 2,505,054
Accounts receivable	1,082,654	913,762
Prepaid and other current assets	175,370	152,193
Total Current Assets	2,906,297	3,571,009
Noncurrent Assets		
Property and equipment, net	34,769	40,185
Right-of-use assets	175,733	269,393
Intangible assets, net	141,189	526,522
Deferred expenses	411,296	405,301
Other noncurrent assets	20,000	20,382
Total Noncurrent Assets	782,987	1,261,783
Total Assets	$ 3,689,284	$ 4,832,792
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 119,484	$ 136,695
Credit card liability	50,036	92,819
Deferred revenues	92,172	142,724
Lease liability, current portion	99,588	103,855
loans payable, short-term	-	450,000
Total Current Liabilities	361,280	926,093
Noncurrent Liabilities		
Lease liability, long term	79,457	179,045
Convertible notes	344,944	344,944
Total Noncurrent Liabilities	424,401	523,989
Total Liabilities	785,681	1,450,082
Stockholders' Equity		
Common stock, $0.0001 par value; 15,000,000 shares authorized; 11,784,226 shares issued and 8,379,345 shares outstanding as of July 31, 2024 and 2023, respectively	1,178	1,178
Additional paid-in capital	1,536,529	1,126,055
Treasury stock	(211,758)	(211,758)
Retained earnings	1,577,654	2,467,235
Total Stockholders' Equity	2,903,603	3,382,710
Total Liabilities and Stockholders' Equity	$ 3,689,284	$ 4,832,792

The accompanying footnotes are an integral part of these financial statements.

DIASPORA, INC. (DBA BACKERKIT)
STATEMENT OF OPERATIONS
For the years ended July 31, 2024, and 2023
(Audited)

	July 31, 2024	July 31, 2023
Revenues	$ 23,695,051	$ 19,313,773
Cost of Goods Sold	(15,488,736)	(11,724,935)
Gross Profit	8,206,315	7,588,838
Operating Expenses		
Engineering and design	3,972,445	3,645,388
Advertising and marketing	2,620,577	2,217,801
Administrative compensation	841,736	453,324
General office expenses	738,071	558,379
Stock-based compensation	410,474	284,400
Depreciation and amortization	413,021	415,769
Professional fees	163,808	168,328
Facilities expenses	109,965	130,813
Computer expenses	14,858	29,552
Total Operating Expenses	9,284,955	7,903,754
Other Income (Expense)		
Rewards and cash back income	175,980	157,923
Dividend income	15,203	6,155
Interest expense	(6,518)	(6,500)
Interest income	4,646	259
Other expense, net	(252)	-
Total Other income	189,059	157,837
Net Loss	$ (889,581)	$ (157,079)

The accompanying footnotes are an integral part of these financial statements.

Diaspora Inc. (dba BackerKit)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended July 31, 2024 and 2023
(Audited)

	Common stock		Additional Paid in Capital	Treasury shares	Retained earnings	Total Stockholders' Equity
	Shares	Value ($0.0001 par)				
Balance as of July 31, 2022	8,440,345	$ 1,176	$ 831,057	$ (29,508)	$ 2,624,314	$ 3,427,039
Issuance of common stocks	20,000	2	10,598	-	-	10,600
Acquisition of treasury shares	(81,000)	-	-	(182,250)	-	(182,250)
Stock-based compensation	-	-	284,400	-	-	284,400
Net income	-	-	-	-	(157,079)	(157,079)
Balance as of July 31, 2023	8,379,345	$ 1,178	$ 1,126,055	$(211,758)	$ 2,467,235	$ 3,382,710
Stock-based compensation	-	-	410,474	-	-	410,474
Net loss	-	-	-	-	(889,581)	(889,581)
Balance as of July 31, 2024	8,379,345	$ 1,178	$ 1,536,529	$(211,758)	$ 1,577,654	$ 2,903,603

The accompanying footnotes are an integral part of these financial statements.

DIASPORA, INC. (DBA BACKERKIT)
STATEMENTS OF CASH FLOWS
For the years ended July 31, 2024, and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Loss	$ (889,581)	$ (157,079)
Adjustments to reconcile net loss to net cash used in operations:		
Bad debts	110,050	192,161
Depreciation and amortization	413,020	415,769
Stock-based compensation	410,474	284,400
Right-of-use assets and lease liabilities	(10,195)	6,806
Changes in operating assets and liabilities:		
Accounts receivable	(278,942)	(775,637)
Prepaid and other current assets	(23,177)	(33,581)
Deferred expenses	(5,995)	220,277
Other noncurrent assets	382	-
Accrued expenses	(17,211)	(604,562)
Credit card liabilities	(42,783)	(35,705)
Deferred revenues	(50,552)	47,961
Net cash used in operating activities	(384,510)	(439,190)
Cash Flows from Investing Activities		
Acquisition of property and equipment	(22,271)	(28,960)
Acquisition of intangible assets	-	(49,733)
Net cash used in investing activities	(22,271)	(78,693)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	-	10,600
Proceeds from treasury stock	-	(182,250)
Payment of loans payable	(450,000)	(150,000)
Net cash used in financing activities	(450,000)	(321,650)
Net change in cash and cash equivalents	(856,781)	(839,533)
Cash and cash equivalents at beginning of year	2,505,054	3,344,587
Cash and cash equivalents at end of year	$ 1,648,273	$ 2,505,054
Supplemental information:		
Interest paid	$ (6,518)	$ (6,500)

The accompanying footnotes are an integral part of these financial statements.

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Diaspora, Inc. (dba Backerkit) (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 10, 2010 and is based in San Francisco, CA. The Company provides a software platform designed to support creators throughout the lifecycle of their crowdfunding campaigns. BackerKit's services enable project creators to manage post-campaign operations such as pledge management, reward fulfillment, customer engagement, and e-commerce integration.

The Company primarily serves creators who launch projects on third-party crowdfunding platforms. BackerKit earns revenue through marketing services, service fees based on campaign volume, and fulfillment-related transaction fees. The Company's platform is used by a diverse range of creators including independent game developers, artists, hardware innovators, and publishers.

BackerKit's mission is to empower creative communities by making it easier to build, support, and deliver crowdfunded projects at scale.

The Company's fiscal year ends on July 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.   The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents amounting to $1,648,273 and $2,505,054 as of July 31, 2024 and 2023, respectively.

Accounts Receivable

Trade accounts receivables are recorded at the estimated collectible amounts that are due. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, routinely assesses the financial strength of its customers. Based on the Company's assessment, an allowance for doubtful accounts is set at 0.75% and 1.50%, respectively, of accounts receivable to account for potential credit losses as of July 31, 2024, and 2023. Management of the Company believes that this policy appropriately addresses accounts receivable credit risk exposure and, as a result, does not expect significant write-downs in its accounts receivable balances.

The Company has accounts receivable amounting to $1,082,654 and $913,762 as of July 31, 2024, and 2023, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. The Company has prepaid expenses and other current assets amounting to $175,370 and $152,194 as of July 31, 2024, and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. The estimated useful life of equipment is 3 years while furniture and fixtures is 5 years.

Intangible Assets

Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, that is, the periods over which the assets are expected to contribute directly or indirectly to our future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

The Company has goodwill and follows the amortization approach prescribed by the Private Company Council (PCC) Alternative under ASC 350-20. Under this approach, goodwill is amortized on a straight-line basis over a period not exceeding ten years. Goodwill is also tested for impairment when a triggering event occurs that indicates the fair value of the entity (or reporting unit) may be below its carrying amount. The impairment test compares the carrying amount of the entity (or reporting unit) to its fair value, and an impairment loss is recognized to the extent that the carrying amount exceeds the fair value, but not beyond the total amount of goodwill allocated to the reporting unit.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Deferred Expenses

Part of its marketing services offered to customers, the Company defers expenses for advertising costs incurred on behalf of its clients in accordance with Accounting Standards Codification (ASC) 340, "Other Assets and Deferred Costs." These costs represent payments made by the Company for advertising engagements that will be billed to the client at the end of the engagement. Deferred expenses are initially recorded as an asset and are subsequently recognized as expenses upon billing to the client or as the related performance obligations are satisfied.

The Company evaluates deferred expenses for recoverability at each reporting period. If there are indications that the costs are not recoverable, the Company records an impairment loss equal to the amount by which the carrying value of the deferred expense exceeds its recoverable amount. Deferred expenses are classified as current or noncurrent based on the timing of the expected realization of the related revenue. The Company has deferred expenses amounting to $411,296 and $405,301 as of July 31, 2024, and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $119,484 and $136,695 as of July 31, 2024, and 2023, respectively.

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

Stock Based Compensation

The Company accounts for compensation expense for share-based option awards to employees, non-employee directors, and other non-employees based on the estimated grant date fair value of the options on a straight-line basis over the requisite service period, which is the vesting period for stock options. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires assumptions and judgments regarding stock price, volatility, risk-free interest rates, dividend yields, and expected option terms. The Company engaged a third-party valuation specialist to estimate the grant-date fair value of its stock options. Share-based compensation is recognized net of actual forfeitures when they occur. All share-based compensation costs are recorded in the statements of operations in general and administrative expense. The Company has stock-based compensation expense amounting to $410,474 and $284,400 for the years ended July 31, 2024 and 2023, respectively.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenue primarily through campaign fees revenue, marketing services revenue and postage credit revenue.

- **Campaign fees revenue** - recognized when a crowdfunding campaign ends, while transaction fees are recognized immediately as transactions occur.
- **Marketing services revenue** - recognized after campaigns conclude, based on ad spending and contracted commissions.
- **Transaction commissions** - Revenue from transaction commissions is recognized at the point in time when the transaction is executed.
- **Postage credit revenue** – Revenue is recognized upon purchase.

For the years ended July 31, 2024 and 2023, the Company recognized $92,172 and $142,724 respectively for deferred revenue liability representing shipping amounts collected from customers for services not yet rendered.

Cost of Goods Sold

Cost of goods sold includes direct costs incurred in delivering the Company's core platform and marketing services. For core platform services, COGS consists of personnel costs for customer and backer support, third-party software used to manage support operations, payment processing fees incurred as transactions are executed, and web hosting and infrastructure expenses. For marketing services, COGS includes compensation for marketing personnel and fees paid to third-party platforms used in executing and managing advertising campaigns. These costs are recognized in the same period as the related revenues to appropriately match revenue with associated fulfillment costs. The Company incurred $15,488,736 and $11,724,935 in cost of goods sold for the years ended July 31, 2024 and 2023, respectively.

Advertising

The Company recognizes its own advertising costs for the Company as expenses when they are incurred. The Company incurred $2,620,577 and $2,217,801 in advertising costs for the years ended July 31, 2024 and 2023, respectively.

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounts receivable, prepaid and other current assets, property and equipment, intangible assets, deferred expenses, other noncurrent assets, accrued expenses, and deferred revenues for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of July 31, 2024 and 2023.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At July 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of July 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

Property and equipment consist of the following:

	July 31, 2024	July 31, 2023
Equipment	$ 204,827	$ 182,556
Furniture and fixtures	103,821	103,821
Total	308,648	286,377
Less: Accumulated depreciation	(273,879)	(246,192)
Property and equipment, net	$ 34,769	$ 40,185

Depreciation expenses for the years ended July 31, 2024 and 2023 were $27,687 and $36,592, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consist of the following:

	July 31, 2024	July 31, 2023
Non-Compete	$ 750,000	$ 750,000
Customer Listing	690,000	690,000
Website	131,973	131,973
Trademark	3,619	3,619
Total	1,575,592	1,575,592
Less: Accumulated amortization	(1,434,403)	(1,049,070)
Intangibles, net	$ 141,189	$ 526,522

On November 6, 2020, the Company completed the acquisition of certain assets from Crowd Ox, LLC, a Virginia limited liability company. The transaction was structured as an asset purchase. The total purchase consideration was $1,450,000, which was allocated between tangible and intangible assets. The consideration consisted of a cash payment of $550,000 at closing, a holdback amount of $150,000 that was subject to release one year after the closing date contingent on post-closing conditions, and a retention-based contingent payment of $750,000 (see note 6) to be paid over a three-year period following the acquisition.

As part of the acquisition, the Company recognized identifiable intangible assets of $1,440,000, which consisted of $750,000 allocated to non-compete agreements and $690,000 allocated to customer lists. These intangible assets are being amortized on a straight-line basis over their estimated useful life of four years. The Company also acquired $10,000 of tangible fixed assets consisting of minor equipment.

Amortization expenses for the years ended July 31, 2024 and 2023 were $385,333 and $379,177, respectively.

NOTE 5 – LEASES

On April 15, 2022, the Company entered into a lease agreement to lease office space in San Francisco, California. The original lease term was two years and one and a half months, from April 15, 2022, to May 31, 2024. The lease was subsequently extended for an additional two years, until

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

May 31, 2026. The lease is classified as an operating lease. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company has operating lease costs of $94,570 and $110,924 years ended July 31, 2024 and 2023, respectively.

As of July 31, 2024, and 2023, the right-of-use (ROU) assets were $175,733 and $269,393, respectively. Short-term lease liabilities as of July 31, 2024, and 2023, were $99,588 and $103,855, respectively. Long-term lease liabilities as of July 31, 2024, and 2023, were $79,457 and $179,045, respectively.

Future payment obligations with respect to the Company's operating leases, which were existing at July 31, 2024 and 2023, by year and in the aggregate, are as follows:

	July 31, 2024	July 31, 2023
2024	$ -	$ 118,000
2025	108,540	108,540
2026	83,430	83,430
Thereafter	-	-
Total	191,970	309,970

NOTE 6 – LOANS PAYABLE

On November 6, 2020, the Company entered into an agreement to acquire certain tangible and intangible assets from Crowd Ox, LLC and related parties (the "Sellers"). The acquired assets included equipment, intellectual property, customer lists, non-compete agreements, and other business-related assets, excluding specified assets. The total purchase consideration for the transaction was $1,450,000, which included a retention-based contingent payment amounting to $750,000, payable over three years following the acquisition.

The $750,000 retention-based payment was structured as deferred payments that did not bear stated interest. The Company made a payment of $150,000 on November 18, 2021, followed by another $150,000 on November 1, 2022. The remaining balance of $450,000 was paid in full on November 6, 2023.

The balance of loans payable related to this arrangement was $0 and $450,000 as of July 31, 2024 and 2023, respectively.

NOTE 7 – CONVERTIBLE NOTE

As of July 31, 2024, and 2023, the Company has outstanding convertible notes totaling $344,944. Of these notes, $325,000 of the notes bear interest at 2% per annum and have an extended maturity date of January 31, 2030.

Upon maturity, the principal balance will automatically convert into shares of Series AA Preferred Stock unless converted earlier. The conversion price per share will be determined based on the Company's total outstanding common shares, inclusive of converted preferred stock, convertible

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

securities, exercised options and warrants, and shares reserved or authorized under the Company's equity incentive plan.

Total interest accrued as of the year ended July 31, 2024 and 2023 was $75,688 and $69,170 respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 15,000,000 shares of common stock at $0.0001 par value. There are 11,784,226 shares issued and 8,379,345 shares outstanding as of July 31, 2024, and July 31, 2023, respectively. The Company has 3,404,881 common shares in treasury as of both July 31, 2024 and July 31, 2023.

Stock-Based Compensation

Equity Incentive Plan

On July 27, 2011, The Company has adopted the 2021 Equity Incentive Plan which provides for the issuance of up to 4,469,068 shares of Class A common stock for the purposes of offering incentive stock options and restricted stock awards. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (4) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended July 31, 2024 and 2023 were as follows:

	2024	2023
Expected volatility	55.34%	54.74%
Risk-free interest rate	2.47%	2.25%
Dividend rate	0%	0%
Expected term (in years)	5 – 10	5 – 10

DIASPORA, INC. (DBA BACKERKIT)
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2024, AND 2023
(AUDITED)

Total stock-based compensation expense for stock awards recognized during the years ended July 31, 2024 and 2023 were $410,474 and $284,400, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation were $789,412 and $829,752, respectively, as of July 31, 2024 and 2023.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 31, 2024 and 2023.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.